SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)
-------------------------------------------------------------------------------

                                  NYMAGIC, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    629484106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William J. Michaelcheck
                             Mariner Partners, Inc.
                                780 Third Avenue
                                   16th Floor
                               New York, NY 10017

                                    Copy to:
                                Laura D. Richman
                            Mayer, Brown, Rowe & Maw
                               190 S. LaSalle St.
                                Chicago, IL 60603
                                  312-701-7304

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 2003
-------------------------------------------------------------------------------
             (Date of Events Which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/ (with respect to Mark W. Blackman and John N. Blackman, Jr.)



                        (Continued on following pages)

                              (Page 1 of 23 Pages)

                                                                      Page 2
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           Mariner Partners, Inc.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO [Not yet determined]

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                        0
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                           1,800,000 shares subject to option
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             CO

-------------------------------------------------------------------------------

                                                                      Page 3
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           Mark W. Blackman.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not applicable

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                    1,269,530
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                                      450,000
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |X|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             IN

-------------------------------------------------------------------------------

                                                                      Page 4
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           Blackman Investments LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not applicable

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                    1,170,030
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                                      550,000
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             OO

-------------------------------------------------------------------------------

                                                                      Page 5
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           Blackman Charitable Remainder Trust
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not applicable

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                      100,000
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                                          0
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             0O

-------------------------------------------------------------------------------

                                                                    Page 6
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           Louise B. Tollefson 2000 Florida Intangible Tax Trust Dated 12/12/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not applicable

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Florida

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                      914,611
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                                      900,000
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             0O

-------------------------------------------------------------------------------

                                                                      Page 7
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           Louise B. Blackman Tollefson Family Foundation dated 3/24/98 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not applicable

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Florida

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                       133,401
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                                       133,401
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             0O

-------------------------------------------------------------------------------

                                                                      Page 8
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not applicable

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Florida

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                      309,450
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                                      309,450
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             OO

-------------------------------------------------------------------------------

                                                                      Page 9
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not applicable

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Florida

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                      291,093
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                                      291,093
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             0O

-------------------------------------------------------------------------------

                                                                      Page 10
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           William J. Michaelcheck
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO [Not yet determined]

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                5,444,171
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                        0
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                           1,800,000 shares subject to option
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,444,171 based on shared voting power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             56.1%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             IN

-------------------------------------------------------------------------------

                                                                      Page 11
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           A. George Kallop
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO [Not yet determined]

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                    0
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                        0
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                           315,000 shares subject to option
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        315,000 based on shared dispositive power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             3.2%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             IN

-------------------------------------------------------------------------------

                                                                      Page 12
CUSIP NO.: 629484106          SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           William D. Shaw, Jr.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO [Not yet determined]

-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER

NUMBER OF                                               0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                                    0
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                                        0
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                           315,000 shares subject to option
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             315,000 based on shared dispositive power

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             3.2%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                              IN

-------------------------------------------------------------------------------

Item 1:  Security and Issuer.

         (a) This statement on Schedule 13D relates to shares of common stock, $1.00 par value, of NYMAGIC, INC., a New York corporation ("NYMAGIC")

         (b)      NYMAGIC's principal executive offices are located at:

                  919 Third Avenue
                  10th Floor
                  New York, NY 10022

Item 4:  Purpose of Transaction.

         As further described in Item 6, Mariner has the right to vote the Voting Shares (as defined in Item 6) representing approximately 56.1% of the voting stock of NYMAGIC, with the approval of two out of three of the Participating Shareholders (as defined in Item 6) subject to certain provisions of the voting agreement further described in Item 6. In this manner, the parties to the voting agreement are able to use their combined shareholder voting power to influence key matters that require shareholder approval. Mariner and the Participating Shareholders reserve the right to undertake a proxy or consent solicitation, or to take shareholder action by written consent, to accomplish their objectives.

         Pursuant to the voting agreement, one purpose of this transaction was to govern the composition of the Board of Directors of NYMAGIC. Under the voting agreement, (i) Mariner is entitled to nominate four candidates for election to the board, (ii) each Participating Shareholder is entitled to nominate two candidates for election to the board and (iii) the Chief Executive Officer of NYMAGIC is entitled to nominate two candidates for election to the board, for a total of twelve directors. The directors designated by Mariner and elected on May 22, 2002 and May 29, 2003 are William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull III and
         A. George Kallop. The directors designated by the Participating Shareholders and elected on May 22, 2002 and May 29, 2003 are Mark W. Blackman, John N. Blackman, Jr., Robert
         G. Simses, John R. Anderson, Glenn J. Angiolillo and Glenn R. Yanoff. The directors designated by the Chief Executive Officer and appointed on February 3, 2003 and March 13, 2003, respectively, are David W. Young and John T. Baily and these directors were also elected on May 29, 2003. The board of directors elected on May 22, 2002 appointed the following persons as officers of NYMAGIC: George R. Trumbull III as Chairman, William D. Shaw, Jr. as Vice Chairman and A. George Kallop as Executive Vice President. Mr. Trumbull was also appointed the Chief Executive Officer on June 10, 2002. These officers were reappointed on May 29, 2003. The board of directors also approved an investment management agreement whereby Mariner was engaged as sole investment adviser to manage the portfolio of NYMAGIC and its insurance company subsidiaries. The parties to the voting agreement may decide to cause additional changes to the way NYMAGIC is operated, but those changes have not yet been determined. It is possible that they will cause NYMAGIC to enter into new lines of business or to exit existing lines of business. Assets may be sold or purchased. Business or corporate transactions of various types may be considered. In addition to the executive officers mentioned above, it is possible that Mariner employees may serve as officers, employees or consultants of NYMAGIC.

         Pursuant to the voting agreement, the Participating Shareholders granted Mariner the option to purchase an aggregate of up to 1,800,000 of their shares of NYMAGIC. On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Each of Mr. Shaw and Mr. Kallop have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

         NYMAGIC has filed a shelf registration, Registration Number 333-106547, (the "Registration Statement") pursuant to which
         Mark W. Blackman, Blackman Investments LLC, Louise B.
         Tollefson 2000 Florida Intangible Trust, Louise B. Blackman Tollefson Family Foundation, Louise B. Tollefson Charitable
         Lead Annuity Trust and Bennett H. Tollefson Charitable Lead Unitrust may sell up to an aggregate of 2,150,000 of their shares of NYMAGIC. These reporting persons have not committed to sell their shares, but they are exploring the possibility of a sale of their registered shares depending upon market conditions. In addition, the Registration Statement also covers the 1,800,000 option shares granted to Mariner pursuant to the voting agreement, including the portions being held for William D. Shaw, Jr. and A. George Kallop. Upon effectiveness of the shelf registration, these reporting persons will have the flexibility to sell the registered shares from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

          o on the New York Stock Exchange, in the over-the-counter market, or on another national securities exchange (any of which may include crosses and block transactions);

          o  in privately negotiated transactions;

          o through broker-dealers, who may act as agents or principals, including through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

          o in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          o through one or more underwriters, dealers and agents, on a firm commitment or best efforts basis, who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

          o through exchange distributions in accordance with the rules of the applicable exchange;

          o  directly to one or more purchasers;

          o  through agents;

          o through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities;

          o  through short sales of the securities;

          o  in any combination of the above; and

          o  in any other lawful manner.

Item 5:  Interest in Securities of the Issuer.

         Mariner and the Participating Shareholders share voting power with respect to 5,444,171 shares of common stock of NYMAGIC, representing approximately 56.1% of the outstanding shares of common stock of NYMAGIC. Mariner does not have the power to dispose of any of these shares. The Participating Shareholders have power to dispose of their respective shares of NYMAGIC, which are further identified in Item 6, provided that they retain shares necessary for Mariner to exercise its option and provided further that the transferee agrees to be bound by the voting agreement except that the Participating Shareholders have waived this requirement with respect to shares sold pursuant to the Registration Statement on or prior to December 31, 2003 and except that each Participating Shareholder may transfer an aggregate of 250,000 shares that will not be subject to the voting agreement. Pursuant to the voting agreement, Mariner received an option to acquire 1,800,000 shares of common stock from the Participating Shareholders, representing approximately 18.5% of the outstanding shares of common stock of NYMAGIC. The voting agreement permits Mariner to assign the options to William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull III, A. George Kallop or any other employee or consultant working for Mariner in connection with NYMAGIC or to any other person agreed to by at least two Participating Shareholders. Option transferees must agree to be bound to the terms of the voting agreement. On April 4, 2002, Mariner entered into an agreement with each of William
         D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Each of Mr. Shaw and Mr. Kallop have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.


                                                                                                              Page 16

         The following chart sets forth beneficial ownership information with respect to each of the reporting persons:

------------------------------------------------------------------------------------------------------------------------
                             Number of Shares Beneficially Owned by Each Reporting Person
------------------------------------------------------------------------------------------------------------------------
Name of Reporting Person    Sole       Shared      Sole           Shared        Aggregate      Percentage    No.  of
                            Voting     Voting      Dispositive    Dispositive   No. of         of Shares     Shares Held
                            Power      Power       Power          Power         Shares         Beneficially  Subject to
                                                                                Beneficially   Owned (1)     Mariner
                                                                                Owned (1)                    Option
------------------------------------------------------------------------------------------------------------------------
Mariner Partners, Inc.          0     5,444,171            0     1,800,000      1,800,000            0              0
------------------------------------------------------------------------------------------------------------------------
William J. Michaelcheck         0     5,444,171            0     1,800,000      1,800,000            0              0
------------------------------------------------------------------------------------------------------------------------
Mark W. Blackman                0     5,444,171    1,269,530       450,000      1,719,530        17.8%        450,000
                                                     (2)           (2)           (2)
------------------------------------------------------------------------------------------------------------------------
Blackman Investments LLC        0     5,444,171    1,170,030       550,000      1,720,030        17.8%        450,000
                                                                   (3)
------------------------------------------------------------------------------------------------------------------------
Blackman Charitable             0     5,444,171      100,000             0        100,000         1.0%              0
Remainder Trust
------------------------------------------------------------------------------------------------------------------------
Louise B. Tollefson 2000        0     5,444,171      914,611       900,000      1,080,667        11.2%            (6)
Florida Intangible Trust                             (4)           (5)
------------------------------------------------------------------------------------------------------------------------
Louise B. Blackman              0     5,444,171      133,401       133,401        133,401         1.4%            (6)
Tollefson Family                                     (4)           (5)
Foundation
------------------------------------------------------------------------------------------------------------------------
Louise B. Tollefson             0     5,444,171      309,450       309,450        309,450         3.2%            (6)
Charitable Lead Annuity                              (4)           (5)
Trust
------------------------------------------------------------------------------------------------------------------------
Bennett H. Tollefson            0     5,444,171      291,093       291,093        291,093         3.0%            (6)
Charitable Lead Unitrust                             (4)           (5)
------------------------------------------------------------------------------------------------------------------------
A. George Kallop                0             0            0       315,000        315,000            0              0
                                                                                  (7)
------------------------------------------------------------------------------------------------------------------------
William D. Shaw, Jr.            0             0            0       315,000        315,000            0              0
                                                                                  (7)
------------------------------------------------------------------------------------------------------------------------

               (1)    These percentages are calculated excluding shared voting power. These percentages have been calculated without giving effect to the Mariner options. If the Mariner options were exercised, Mariner's and William J. Michaelcheck's percentage would be 18.6%; Mark W. Blackman's percentage would be 13.1%,
         Blackman Investments LLC's percentage would be 13.1%, A. George Kallop's percentage would be 3.3% and
         William D. Shaw, Jr.'s percentage would be 3.3%. The percentages for each Tollefson Trust would depend on how the options are allocated among the trusts. If the full options were allocated to the Louise B.
         Tollefson 2000 Florida Intangible Trust, its percentage after option exercise would be 1.9%. The percentage of each of the other Tollefson Trusts could be reduced to 0% if the maximum possible options were allocated to it. See footnote 6.

               (2)    Excludes 260,000 shares which Mark W. Blackman may be deemed to beneficially own as guardian of minors, together owning 160,000 shares, and spouse owning 100,000, and may be deemed to have power to vote such 260,000 shares. Mark W. Blackman disclaims beneficial ownership of such 260,000 shares.

               (3)    Includes 100,000 shares subject to the option described in NYMAGIC's Current Report on
         Form 8-K dated January 31, 2003.

               (4)    If the Tollefson Trustee, who has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option, allocates the maximum number of shares subject to the option from the Tollefson Trusts other than this Reporting Person.

               (5)    Maximum number of shares subject to the option.

               (6)    An aggregate of 900,000 shares held by the Tollefson Trusts are subject to the option; the
         Tollefson Trustee has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option.

               (7)    Beneficial ownership of these shares is being reported by A. George Kallop and William D.
         Shaw, Jr. because of a possible interpretation that they beneficially own the shares underlying the portion of the options assigned to each of them by Mariner.

William J. Michaelcheck and Charles R. Howe II do not individually own any shares of NYMAGIC. John Blackman and Kathleen Blackman individually do not own any shares of NYMAGIC. In addition to the Tollefson trust interests set forth above, Louise B. Tollefson owns 5,262 shares of NYMAGIC for which she has sole voting and dispositive power. Louise B. Tollefson may be deemed to beneficially own an additional 1,402 shares owned by her spouse Bennett H. Tollefson, and may be deemed to have power to vote such shares. Louise B. Tollefson disclaims beneficial ownership of such 1,402 shares. In addition, she is a beneficiary of the Louise B. Tollefson and Bennett H. Tollefson Charitable Remainder Unitrust dated 3/24/98, which owns 96,600 shares of NYMAGIC but she does not have voting or dispositive power over such shares.

Each of the reporting persons disclaims beneficial ownership of the shares for which it does not have dispositive power.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mariner entered into a voting agreement relating to the stock of NYMAGIC as of February 20, 2002 (subsequently amended as of March 1, 2002, January 27, 2003 and March 12, 2003) with (i) MARK W. BLACKMAN; BLACKMAN INVESTMENTS LLC ("Blackman Investments"); JOHN N. BLACKMAN, JR. (the "Blackman Trustee") as trustee of the Blackman Charitable Remainder Trust (the "Blackman Co-Trust"); and ROBERT G. SIMSES (the "Tollefson Trustee") as trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00, as trustee of the Louise
         B. Blackman Tollefson Family Foundation dated 3/24/98, as co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00 (the "Participating Shareholders"); (ii) KATHLEEN BLACKMAN as co-trustee with the Blackman Trustee of the Blackman Charitable Remainder Trust; and (iii) FIRST UNION NATIONAL BANK (the "Bank Trustee") as co-trustee with the Tollefson Trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee with the Tollefson Trustee of the Bennett H. Tollefson Charitable Lead Unitrust (the "Tollefson Co-Trusts"). The Bank Trustee is currently Wachovia Bank, N.A. as successor to First Union National Bank.

         The following shares are subject to the voting agreement (the "Voting Shares"):

             (i) the 1,719,530 Shares of NYMAGIC for which Mark W. Blackman has sole voting power;

             (ii) the 1,720,030 Shares of NYMAGIC for which Blackman Investments has sole voting power;

             (iii) the 100,000 Shares of NYMAGIC held by the Blackman Charitable Remainder Trust for which the Blackman Trustee has, with the approval of Kathleen Blackman, sole voting power; and

             (iv) the 1,080,667 Shares of NYMAGIC held by the Louise B. Tollefson 2000 Florida Intangible Tax Trust, the 67,244 shares held by the Louise B. Blackman Tollefson Family Foundation, the 337,865 Shares held by the Louise B. Tollefson Charitable Lead Annuity Trust, and the 328,835 Shares of NYMAGIC held by the Bennett H. Tollefson Charitable Lead Unitrust for which the Tollefson Trustee has, with the consent and agreement of the Bank Trustee, voting power (hereinafter the "Tollefson Shares").

         For the purposes of the voting agreement there are three
         "Participating Shareholders":

             (i)     Mark W. Blackman;

             (ii) Blackman Investments and the Blackman Trustee as co-trustee of the Blackman Charitable Remainder Trust dated April 1, 2001 (with Blackman Investments and the Blackman Trustee constituting one Participating Shareholder for all purposes under the Voting Agreement); and

             (iii) The Tollefson Trustee as sole trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000; as sole trustee of the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998; as co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated March 30, 2000; and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated March 30, 2000 (such trusts being collectively, the "Tollefson Trusts").

         Pursuant to the voting agreement, Mariner has been granted the right, with (and only with) the written approval of two of the three Participating Shareholders, to exercise all of the rights of a shareholder of NYMAGIC and to vote the Voting Shares at all meetings of shareholders. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter, Mariner shall not vote on such matter, and Mariner's non-voting will not entitle any Participating Shareholder to instead vote his or its Voting Shares on that matter. However, Mariner does not have the right to vote on or consent to (a) the merger or consolidation of NYMAGIC into or with another corporation, (b) the sale of all or substantially all of its assets, (c) its dissolution and/or liquidation, or (d) any recapitalization or stock offering of NYMAGIC, unless two of the three Participating Shareholders consent thereto in writing. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter referred to in the preceding sentence, Mariner shall not vote on such matter and instead each Participating Shareholder may vote his or its Voting Shares on that matter.

         Under the voting agreement, (i) Mariner is entitled to nominate four candidates for election to the board, (ii) each Participating Shareholder is entitled to nominate two candidates for election to the board and (iii) the Chief Executive Officer of NYMAGIC is entitled to nominate two candidates for election to the board, for a total of twelve directors. The directors designated by Mariner and elected on May 22, 2002 are William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull III and A. George Kallop. The directors designated by the Participating Shareholders and elected on May 22, 2002 and May 29, 2003 are Mark W. Blackman, John N. Blackman, Jr., Robert G. Simses, John R. Anderson, Glenn J. Angiolillo and Glenn R. Yanoff. The directors designated by the Chief Executive Officer and appointed on February 3, 2003 and March 13, 2003, respectively, are David
         W. Young and John T. Baily and these directors were also elected on May 29, 2003. The Participating Shareholders have agreed, consistent with director fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated members of the Board, as designated by Mariner, as Chairman of each meeting. George R. Trumbull III was appointed Chairman of NYMAGIC on May 22, 2002 and was appointed Chief Executive Officer of NYMAGIC on June 10, 2002. If a Participating Shareholder does not nominate the full number of candidates for election to the Board that such Participating Shareholder is authorized to nominate, then in addition to its other rights, Mariner, instead of that Participating Shareholder, may nominate a number of candidates equal to the number not nominated by that Participating Shareholder.

         The voting agreement also gives Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of NYMAGIC from the Participating Shareholders in the amounts set forth below opposite each such Participating Shareholder's name:

             (i)    Mark W. Blackman - 450,000 shares;

             (ii)   Blackman Investments - 450,000 shares;

             (iii) the Tollefson Trustee - 900,000 shares, provided that the Tollefson Trustee shall have the sole power to determine the number of shares to be provided by any one of the Tollefson Trusts.

             (iv)   The exercise price for the options is as follows:

                                  Time Period                      Price
                    ---------------------------------------   ----------------
                    February 15-May 14, 2002:                 $19.00 per share
                    May 15-August 14, 2002:                   $19.25 per share
                    August 15-November 14, 2002:              $19.50 per share
                    November 15, 2002-February 14, 2003:      $19.75 per share
                    February 15-May 14, 2003:                 $20.00 per share
                    May 15-August 14, 2003:                   $20.25 per share
                    August 15-November 14, 2003:              $20.50 per share
                    November 15, 2003-February 14, 2004:      $20.75 per share
                    February 15-May 14, 2004:                 $21.00 per share
                    May 15-August 14, 2004:                   $21.25 per share
                    August 15-November 14, 2004:              $21.50 per share
                    November 15, 2004-February 14, 2005:      $21.75 per share
                    February 15-May 14, 2005:                 $22.00 per share
                    May 15-August 14, 2005:                   $22.25 per share
                    August 15-November 14, 2005:              $22.50 per share
                    November 15, 2005-February 14, 2006:      $22.75 per share
                    February 15-May 14, 2006:                 $23.00 per share
                    May 15-August 14, 2006:                   $23.25 per share
                    August 15-November 14, 2006:              $23.50 per share
                    November 15, 2006-February 14, 2007:      $23.75 per share
                    February 15-March 17, 2007:               $24.00 per share

                    Less, in each case, the cumulative amount of dividends paid by NYMAGIC in respect of each share of its common stock from January 31, 2003 through to the date Mariner purchases such option shares.

          On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Messrs. Kallop and Shaw have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

The voting agreement terminates upon the earliest to occur of the following dates (the "Termination Date"):

             (i)     February 15, 2007;

             (ii) the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

             (iii)   immediately upon the resignation of Mariner; or

             (iv) upon written notice of such termination to Mariner from all of the Participating Shareholders, provided, that except where such written notice of termination is due to gross negligence or willful misconduct that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, the options shall continue in full force and effect until the close of business on February 15, 2007.

Mariner's voting rights, board nomination rights and right to acquire option shares representing in the aggregate ten percent (10%) or more of the voting power conferred by all of the voting stock of NYMAGIC at the time outstanding were granted subject to the New York Superintendent of Insurance either (i) having given his prior approval thereto pursuant to Section 1506 of the New York Insurance Law or (ii) having determined pursuant to Section 1501(c) of the New York Insurance Law that no such approval is required. Such approval was granted by the New York Superintendent of Insurance on July 31, 2002.

The Participating Shareholders may transfer their Voting Shares; provided that
(i) they at all times retain the number of Voting Shares necessary to enable Mariner to exercise its options and (ii) the transferred shares remain subject to the voting agreement. The Participating Shareholders have waived the requirement that transferred shares remain subject to the voting agreement to the extent that such shares are sold pursuant to the Registration Statement on or prior to December 31, 2003. In addition, each Participating Shareholder is allowed to sell up to 250,000 Voting Shares, which shares would then no longer be subject to the voting agreement.

The summary of the voting agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the voting agreement and all amendments thereto, which are attached as Exhibits 99.1 and 99.2 to this schedule.

Item 7:  Material to be Filed as Exhibits.

          99.1 Voting Agreement dated as of February 20, 2002, as amended March 1, 2002 (previously filed)

          99.2 Amendment No. 2 dated as of January 27, 2003, to Voting Agreement (previously filed)

          99.3 Amendment No. 3 dated as of March 12, 2003, to Voting Agreement (previously filed)

          99.4     Joint Filing Agreement (previously filed)

          99.5     Power of Attorney (previously filed)

          99.6     Waiver

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 22, 2003

                                     MARINER PARTNERS, INC.

                                     By:  /s/ William J. Michaelcheck
                                        -------------------------------------
                                        William J. Michaelcheck,
                                        Chairman and Chief Executive Officer


                                          /s/ William J. Michaelcheck
                                        -------------------------------------
                                        William J. Michaelcheck


                                          /s/ William J. Michaelcheck
                                        -------------------------------------
                                        Mark W. Blackman,
                                        by William J. Michaelcheck,
                                        Attorney-in-Fact


                                     BLACKMAN INVESTMENTS LLC

                                     By: /s/ William J. Michaelcheck
                                        --------------------------------------
                                        William J. Michaelcheck,
                                        Attorney-in-Fact

                                     BLACKMAN CHARITABLE REMAINDER TRUST

                                      By: /s/ William J. Michaelcheck
                                        --------------------------------------
                                        William J. Michaelcheck,
                                        Attorney-in-Fact


                                     LOUISE B. TOLLEFSON 2000 FLORIDA
                                     INTANGIBLE TAX TRUST DATED 12/12/00

                                     By: /s/ William J. Michaelcheck
                                        --------------------------------------
                                        William J. Michaelcheck,
                                        Attorney-in-Fact

                                     LOUISE B. BLACKMAN TOLLEFSON
                                     FAMILY FOUNDATION DATED 3/24/98

                                     By: /s/ William J. Michaelcheck
                                        --------------------------------------
                                        William J. Michaelcheck,
                                        Attorney-in-Fact



                                     LOUISE B. TOLLEFSON CHARITABLE
                                     LEAD ANNUITY TRUST DATED 3/30/00

                                     By:  /s/ William J. Michaelcheck
                                        --------------------------------------
                                        William J. Michaelcheck,
                                        Attorney-in-Fact



                                     BENNETT H. TOLLEFSON CHARITABLE
                                     LEAD UNITRUST DATED 3/30/00

                                     By: /s/ William J. Michaelcheck
                                        --------------------------------------
                                        William J. Michaelcheck,
                                        Attorney-in-Fact


                                          /s/ William J. Michaelcheck
                                     -----------------------------------------
                                     A. George Kallop
                                     by William J. Michaelcheck,
                                     Attorney-in-Fact


                                          /s/ William J. Michaelcheck
                                     -----------------------------------------
                                     William D. Shaw, Jr.
                                     by William J. Michaelcheck,
                                     Attorney-in-Fact